Ex99.n

CRM Mutual Fund Trust

AMENDED AND RESTATED MULTIPLE CLASS PLAN PURSUANT TO RULE 18F-3

This Amended and Restated Multiple Class Plan (the “Plan”) has been adopted pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”) by a majority of the Board of Trustees of CRM Mutual Fund Trust (the “Trust”), including a majority of those Trustees who are not interested persons of the Trust as defined in the 1940 Act (the “Independent Trustees”), with respect to each series of the Trust listed in Appendix A attached hereto (each a “Fund” and, collectively, the “Funds”).

The Plan, in accordance with Rule 18f-3 under the 1940 Act, sets forth the differences between the classes with respect to shareholder services, distribution arrangements, expense allocations and any related conversion features or exchange privileges. Appendix A, as it may be amended from time to time, lists the Funds that operate under the Plan, and the classes of each such Fund. Additional details and restrictions regarding such fees and services are provided in each Fund’s prospectus and statement of additional information

The Trust’s Board of Trustees, including a majority of the Independent Trustees, has determined that the Plan, including the allocation of expenses, is in the best interests of the Trust, each Fund and each class of shares offered by a Fund.

I. Classes Offered. Each Fund’s shares may be divided into Investor Shares, Institutional Shares and Advisor Shares. Investor Shares and Advisor Shares shall be available to all investors and will be sold by the Trust’s principal underwriter for the Funds (the “Distributor”) and by banks, securities brokers or dealers and other financial institutions that have entered into a selling agreement with the Distributor. Institutional Shares will be available only to existing Institutional shareholders and to certain other eligible investors as disclosed in each Fund’s prospectus.

A. Institutional Shares. Institutional Shares shall be offered at the net asset value per share. Institutional Shares are not subject to Rule 12b-1 distribution fees or shareholder service fees.

B. Investor Shares. Investor Shares shall be (i) offered at the net asset value per share, and (ii) subject to a shareholder service plan and ongoing shareholder service fees. The shareholder service plan for Investor Shares allows for the payment of a shareholder service fee of up to 0.25% of average daily net assets of the Investor Shares of a Fund to certain organizations for the provision of certain services provided pursuant to a shareholder service agreement.

C. Advisor Shares. Advisor Shares shall be (i) offered at the net asset value per share, and (ii) subject to a distribution plan and ongoing distribution and/or shareholder service fees. The distribution plan for Advisor Shares allows for the payment of a distribution fee of up to 0.50% of average daily net assets of the Advisor Shares of a Fund to certain organizations for the provision of certain distribution-related services provided pursuant to a dealer and/or selling agreement.

II. Expense Allocation. All expenses of each Fund shall be allocated among each of the Classes in accordance with Rule 18f-3 under the 1940 Act, and in furtherance of Article 3, Section 3.4.2 of the Agreement and Declaration of Trust of the Trust, except that the fees and expenses incurred by a Fund under a distribution plan or shareholder service plan for any class of shares shall be allocated to the class of shares subject to such plan and the following types of expenses specific to each class shall be allocated to such class:

1.	transfer agency and other record keeping costs;

2.	Securities and Exchange Commission and blue sky registration or qualification fees;

3.	printing and postage expenses related to printing, preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders of a particular class or to regulatory authorities with respect to such class;

4.	audit or accounting fees or expenses relating solely to such class;

5.	the expenses of administrative personnel and services as required to support the shareholders of such class;

6.	litigation or other legal expenses relating solely to such class;

7.	Trustees fees and expenses incurred as a result of issues relating solely to such class; and

8.	other expenses subsequently identified and determined to be properly allocated to such class.

III. Shareholder Services. Other than any shareholder services that may be provided under a shareholder service plan for the Funds, the services offered to shareholders of each class of shares shall be the same.

IV. Conversion Features. The Institutional Shares, Investor Shares and Advisor Shares shall not convert to shares of another class, except as otherwise determined by the Board of Trustees of the Trust.

V. Exchange Privileges. Shareholders of a Class may exchange their shares of the same Class of any other Fund at their relative net asset values as set forth in the prospectus of a Fund.

VI. Amendments to the Plan. The Plan may not be materially amended to change its provisions unless a majority of the Trustees of the Trust, including a majority of the Trustees who are not interested persons of the Trust within the meaning of the 1940 Act, shall find that the Plan, as proposed and including the expense allocations, is in the best interest of each Class individually and the Trust as a whole.

Effective: June 15, 2005

Amended and Restated as of November 9, 2005 to add CRM Mid/Large Cap Value Fund

Amended and Restated as of October 24, 2006 to add Advisor Shares as a Class offered by the Funds and to add CRM All Cap Value Fund

Amended and Restated as of November 27, 2007 to add CRM 130/30 Value Fund

CRM Mutual Fund Trust

Appendix A to the

Multiple Class Plan Pursuant to Rule 18f-3

Fund	Share Class
CRM Small Cap Value Fund	Institutional Shares Investor Shares

CRM Small/Mid Cap Value Fund	Institutional Shares Investor Shares

CRM Mid Cap Value Fund	Institutional Shares Investor Shares

CRM Large Cap Opportunity Fund	Institutional Shares
Investor Shares
Advisor Shares

CRM All Cap Value Fund	Institutional Shares
Investor Shares
Advisor Shares

CRM 130/30 Value Fund	Institutional Shares
Investor Shares

Adopted as of June 15, 2005

Amended as of November 9, 2005 to add CRM Mid/Large Cap Value Fund

Amended and Restated as of October 24, 2006 to add Advisor Shares as a Class offered by the Funds, to add CRM All Cap Value Fund and to delete CRM Large Cap Value Fund

Amended and Restated as of November 27, 2007 to add CRM 130/30 Value Fund

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